February 17, 2009
Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
(202) 551-3736 (o)
(202) 772-9368 (f)
RE:	TOUSA, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed August 12, 2008
Form 10-K/A No. 1 for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended March 31, 2008
File No: 1-32322
This letter is in response to your letter dated February 3, 2009 containing additional comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our above-referenced filing. For your convenience, we have reproduced the full text of the Staff’s comments in bold and provided our response to each comment immediately after the comment.
Form 10-K/ No. 1 for the Fiscal Year Ended December 31, 2007
Exhibits 31.1 and 31.2
1.	In future filings, please remove the titles of the persons certifying. Each person should certify in his or her individual capacity, and not as CEO or CFO.

Response:

Noted. In future filings, we will not include the certifier’s title in exhibits 31.1 and 31.2.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 46

Financial Reporting Under SOP 90-7, page 47

2.	We note the revised disclosure you intend to include in future filings in response to comment 2 in our letter dated December 18, 2008. As previously requested, please disclose the amount by which you reduced your pre-petition liabilities included in liabilities subject to compromise. If you have not reduced your pre-petition liabilities, please disclose as such. If you did reduce your pre-petition liabilities, please also disclose the factors considered and the assumptions made to estimate the expected allowable amounts.
Response:
We will modify our future filings as follows (additional text is underlined):
In accordance with GAAP, we have applied the provisions of American Institute of Certified Public Accountants’ (“AICPA”) Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), in preparing the unaudited consolidated financial statements. SOP 90-7 requires that financial statements, for periods subsequent to our Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of our business. Accordingly, certain items of income, expense, gain or loss realized or incurred because we are in Chapter 11 are recorded in reorganization items, net on the accompanying unaudited consolidated statements of operations. Also, pre-petition obligations that may be impacted by the bankruptcy reorganization process have been classified in liabilities subject to compromise on the unaudited consolidated statement of financial condition at March 31, 2008. These liabilities are reported at the amounts expected to be allowed by the Bankruptcy Court in accordance with FASB Statement No. 5, Accounting for Contingencies, even if they may be settled for lesser amounts. As of March 31, 2008, the pre-petition liabilities included in liabilities subject to compromise have not been reduced.
We believe that financial reporting under SOP 90-7 is a critical accounting policy because it has a significant impact on our business processes and internal control over financial reporting related to the proper separation and payment of pre-petition and post-petition obligations and the preparation of unaudited consolidated financial statements and related disclosures reflecting the accounting required for the restructuring activities and reorganization expenses resulting from our Chapter 11 proceedings. Application of SOP 90-7 involves estimates for amounts expected to be allowed claims, among other things.
****
TOUSA, Inc. acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding any of our responses in this letter, please contact me by telephone at (954) 364-4023 or via fax at (954) 364-4020.
Sincerely,

/s/ Angela F. Valdes Name: Angela F. Valdes Title: Vice President and Chief Accounting Officer

2